Exhibit 99.1

MAG Silver Announces US$40 Million Bought Deal MJDS Prospectus Offering and C$20 Million Bought Deal Flow-Through Private Placement

VANCOUVER, British Columbia, Jan. 25, 2023 – MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announced today that it is has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and Raymond James Ltd. under which the Underwriters have agreed to buy on a bought deal basis 2,735,000 common shares (the “Common Shares”) at a price of US$14.65 per Common Share for gross proceeds of approximately US$40 million (the “Public Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Public Offering, to purchase up to an additional 15% of the Public Offering to cover over-allotments, if any.

The Company concurrently announced that it is undertaking a bought deal private placement of 843,000 common shares to be issued on a flow-through basis under the Income Tax Act (Canada) (the “Flow-Through Shares”) at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of C$20 million (the “Flow-Through Private Placement”). The Company has granted the Underwriters an option exercisable, in whole or in part, at any time up to 48 hours prior to the closing of the Flow-Through Private Placement, to purchase an additional 15% of the Flow-Through Private Placement to cover over-allotments, if any.

Public Offering

The Common Shares will be offered by way of a short form prospectus in all provinces and territories of Canada, other than Quebec, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10, including the U.S. preliminary prospectus (together with any amendments thereto, the “Registration Statement”), registering the Common Shares under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective. The preliminary short form prospectus and Registration Statement are subject to completion and amendment. Such documents contain important information about the Public Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The net proceeds of the Public Offering will be used to fund exploration on Juanicipio and MAG’s other projects including Deer Trail, certain sustaining and development capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

The Public Offering is expected to close on or about February 7, 2023 and is subject to the Company receiving all necessary regulatory approvals, including conditional acceptance of the Toronto Stock Exchange and approval by the NYSE American. The completion of the Public Offering is not conditional upon the completion of the Flow-Through Private Placement. The preliminary short form prospectus is available on SEDAR at www.sedar.com. The Registration Statement is available on the SEC’s website at www.sec.gov. The Common Shares to be sold in the Public Offering described in this document may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Before readers invest, they should read the prospectus in the Registration Statement and other documents the Company has filed with Canadian regulatory authorities and the SEC for more complete information about the Company and the Public Offering. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, when such documents become available, via SEDAR at www.sedar.com. Copies of the prospectus relating to the Public Offering may be obtained for free upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

Flow-Through Private Placement

The total gross proceeds from the Flow-Through Private Placement will be used to incur expenses that are eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures”, as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”), related to the Company’s Larder Project located in Ontario, Canada. The Company will have until December 31, 2024 to incur and renounce the Qualifying Expenditures using the proceeds of the Flow-Through Private Placement.

The Flow-Through Private Placement is expected to close on or about February 16, 2023 and will be subject to customary conditions including, but not limited to, the receipt of all necessary regulatory approvals, including conditional acceptance of the Toronto Stock Exchange and approval by the NYSE American. The completion of the Flow-Through Private Placement is not conditional upon the completion of the Public Offering.

The Flow-Through Shares issued pursuant to the Flow-Through Private Placement will be subject to a hold period expiring four months and one day from the date of issuance in accordance with applicable Canadian securities laws. The Flow-Through Shares have not been, and will not be, registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

For further information on behalf of MAG Silver Corp.

Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399

Website: www.magsilver.com

Toll Free: (866) 630-1399

Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed to be “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts, are forward-looking statements, including statements regarding the anticipated financial and other impacts of the Public Offering and Flow-Through Private Placement, the anticipated completion and expected timing for closing of the Public Offering and Flow-Through Private Placement, expected use of proceeds and receipt of regulatory approvals. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this news release include, amongst other things, that the Company will be able to raise sufficient equity under the Public Offering and/or Flow-Through Private Placement to support its intended use of proceeds and future growth; that the global financial markets and general economic conditions will be stable and conducive to equity financings of this nature and the business of the Company generally; and that the Company’s mineral projects will not experience any significant disruptions that would materially affect operations. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to: risks related to the Company’s ability to arrange financing under the Public Offering and/or Flow-Through Private Placement on favourable terms, if at all; general economic, market or business conditions; political risk, currency risk and capital cost inflation; volatility of the common shares in the capital of the Company and risks related to a change in the intended use of proceeds from the Public Offering and/or Flow-Through Private Placement. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements. Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.